Form C-AR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
ANNUAL REPORT PURSUANT TO SECTION 4A(b)(4) OF THE SECURITIES ACT OF 1933
AND RULE 202 OF REGULATION CROWDFUNDING

For the Fiscal Period Ended October 31, 2025

Issuer: Slingshot USA, LLC
Legal Status: Delaware Limited Liability Company
Date of Formation: September 14, 2021

This Form C-AR is filed pursuant to Regulation Crowdfunding under the Securities Act of 1933. The issuer may terminate its ongoing reporting obligations in the future in accordance with Rule 202 of Regulation Crowdfunding.

ITEM 1: DESCRIPTION OF BUSINESS

In this Annual Report, the term "Slingshot Productions®," "Slingshot Productions," "the Company," "our," or "we" refers to Slingshot USA, LLC.

Slingshot USA, LLC ("Slingshot," the "Company," "we," or "our") is a Delaware limited liability company formed on September 14, 2021. The Company elected to be taxed as a C corporation for U.S. federal income tax purposes.

The Company's original business plan was to develop, produce, and monetize animated motion picture content, primarily the feature film DAVID and the Young DAVID series.

During the fiscal period ended October 31, 2025, the Company completed production of its intellectual property and executed a strategic monetization transaction. On October 7, 2025, the Company entered into an Asset Purchase Agreement ("APA") to sell substantially all intellectual property relating to DAVID and Young DAVID to Giant Slayer SPV, a special purpose vehicle formed between Angel Studios and 2521 Entertainment, for total consideration of $77,917,159.92.

On December 2, 2025, the APA was amended, whereby the purchaser waived all representations and warranties of the Company (other than fraud-related representations) substantially in exchange for additional consideration of $250,000.

Following completion of the IP sale, the Company transitioned from an active production entity to an entity focused on asset realization, distribution of proceeds, and orderly wind-down.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in Business Strategy

The Company's initial strategy contemplated monetizing the DAVID film through distribution arrangements and royalty streams. However, the entertainment industry environment for independent animated films became increasingly constrained, and available financing proposals required additional capital and potential dilution.

Management determined that an outright sale of the intellectual property to a financially stable buyer with established global marketing capabilities provided greater certainty of value realization and reduced capital risk exposure.

The IP sale enabled the Company to:
- Secure a defined monetization event,
- Avoid additional high-risk capital raising,
- Eliminate ongoing production and marketing obligations,
- Provide liquidity to stakeholders.

Liquidity and Capital Resources

Prior to the IP sale, the Company was reliant on bridge financing from related parties and its parent entity. During 2025:
- The $12,188,643.58 bridge facility with Frederik and Sanet Kritzinger was converted into 12,188,644 Series PA Preferred Units at $1 per unit.
- The $7,244,384 bridge facility with Slingshot Productions Limited was converted into 14,488,768 Series PA Preferred Units at $0.50 per unit.
- On October 27, 2025, the Company repurchased all Series PA Preferred Units.
- The Company also repurchased Preferred Units from Slingshot Productions Limited consistent with the liquidation waterfall.

Following receipt of IP sale proceeds, the Company satisfied outstanding obligations and approved a final liquidation distribution.

As of October 31, 2025, the Company's capital structure was as follows:

Security Class	Units Outstanding	Status
Series PA Preferred Units	0	Fully Repurchased
Preferred Units	12,575,876	Liquidation Distribution Approved
Common Units	50,400,000	Outstanding

ITEM 3: MATERIAL EVENTS

Termination of Distribution Services Agreement

On October 7, 2025, the Company terminated the 5&2 Distribution Services Agreement after failing to secure a major studio distribution agreement.

Asset Sale

The Company executed the Asset Purchase Agreement on October 7, 2025, and subsequently amended it on December 2, 2025, as described above.

The sale resulted in the transfer of substantially all production assets and intellectual property to Giant Slayer SPV.

Loan Conversions

The Kritzinger and Slingshot Productions loans were converted into Series PA Preferred Units in accordance with their respective agreements.

Equity Repurchase

All Series PA Preferred Units were repurchased by the Company during October 2025. Repurchase pricing reflected the liquidation distribution amount per unit under the Operating Agreement.

Liquidation Dividend

The Board approved a final liquidation distribution to Preferred Unit holders equal to 9.9% above capital contributions. As of October 31, 2025, the Company recorded a liquidation distribution payable of $15,710,969.
Substantially all payments were completed by December 31, 2025.

Dissolution and Wind-Down

On November 7, 2025, the Board of Managers and Majority Members approved a Joint Written Consent and Plan of Dissolution and Winding Up. The Company is currently completing the administrative steps necessary to finalize dissolution.

The Company currently anticipates that this report will constitute its final periodic report filed with the U.S. Securities and Exchange Commission. Upon completion of the wind-down and satisfaction of applicable conditions, the Company expects to file a Form 1-Z or other appropriate notice to terminate or suspend its reporting obligations. However, the Company reserves the right to file such additional reports as may be required by applicable law or deemed necessary or appropriate in connection with the liquidation process.
No assurance can be given as to the timing of the completion of the wind-down, the amount of any distributions, or the ultimate resolution of all claims and contingencies.

ITEM 4: CAPITAL STRUCTURE

As of October 31, 2025:
- Series PA Preferred Units: fully repurchased
- Preferred Units: partially repurchased; liquidation distribution approved
- Common Units: remain outstanding

Following completion of liquidation distributions, the Company expects no ongoing operational activities.

ITEM 5: RELATED PARTY TRANSACTIONS

The Company engaged in transactions with Slingshot Productions Limited, including:
- Conversion of loans into equity,
- Repurchase of equity interests,
- Settlement of outstanding balances.

All such transactions were approved in accordance with the Operating Agreement.

ITEM 6: RISK FACTORS

The Company is in the process of winding down its operations following the sale of substantially all of its intellectual property assets. Investors should consider the following risks:

• Dissolution Risk – The Company has approved a Plan of Dissolution and Winding Up. There may be delays in completing final regulatory, tax, and administrative filings.

• Distribution Risk – Although substantially all liquidation distributions have been paid, some distributions may remain unclaimed and subject to escheatment under Delaware law.

• Tax Risk – Final tax liabilities and potential audits may affect remaining funds available for distribution.

• No Ongoing Operations – The Company no longer conducts active production or distribution operations and has no expectation of generating future operating revenue.

Investors should carefully evaluate these risks in light of the Company's dissolution status.

ITEM 7: FINANCIAL STATEMENTS

The financial statements for the fiscal period ended October 31, 2025, are included by reference to the Company's Form 1-K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC
By: /s/ Bernardus Lans
Name: Bernardus Johannes Lans
Title: Manager
Date: February 27, 2026